ZANE ACQUISITION II, INC.
2121 Avenue of the Stars
Suite 2550
Los Angeles, California 90067
(310) 601-2500

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, and is being delivered on or about April 2, 2007. You are receiving this information statement in connection with the possible appointment of three (3) persons by the Company’s Board of Directors to fill three (3) seats on the Company’s Board of Directors, as more fully described below.

On April 2, 2007, Trinad Capital Master Fund, Ltd., an exempted Cayman Island Corporation, with an address at 2121 Avenue of the Stars, Suite 2550, Los Angeles, California 90067 (the “Purchaser” or “Trinad”) entered into a Common Stock Purchase Agreement (the “Agreement”) with Zane Acquisition II, Inc (the “Company”), Steven Betteringer, Jared Shaw and Ivan Spinner (collectively the “Initial Stockholders”). Pursuant to the terms of the Agreement, the Initial Stockholders have agreed to sell 2,850,000 shares (the “Shares”) of the Company’s common stock, $.0001 par value, (“Common Stock”) representing 95% of the issued and outstanding Common Stock as of April 2, 2007 (the “Closing”) to the Purchaser. In consideration of the purchase of shares, the Purchaser will pay at Closing the total sum of thirty-thousand ($37,500) dollars according to the terms of the Agreement. The sale of the shares to the Purchaser, an accredited investor, will be pursuant to the exemptions from registration afforded by Sections 4(2) and 4(6) of the Securities Act of 1933, as amended.

In accordance with the Agreement, the Board of Directors of the Company (the “Board”) will accept the resignation of Steven Bettinger, Jared Shaw and Ivan Spinner on the Closing. The registrant anticipates the appointment of Robert Ellin, Jay Wolf and Barry Regenstein to the Board to fill the vacant seats as of the Closing under the Agreement until the next shareholder meeting can be held and their successor is duly qualified and elected.

This Information Statement is being mailed to stockholders of record as of April 3, 2007 and filed with the Securities and Exchange Commission on April 2, 2007.

NO VOTE OR OTHER ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THIS INFORMATION STATEMENT OR THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR. WE ARE NOT ASKING FOR A PROXY AND YOU ARE NOT REQUESTED TO SEND US A PROXY.

VOTING SECURITIES AND PRINCIPAL HOLDERS

On April 2, 2007, there were 3,000,000 shares of Common Stock issued and outstanding. After the Closing, there will be 3,000,000 shares of Common Stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

The following table sets forth certain information known to the Company with respect to beneficial ownership of the Company’s Common Stock as of July 21, 2006. Regarding the beneficial ownership of the Company’s Common Stock the table lists: (i) each stockholder known by the Company to be the beneficial owner of more than five percent (5%) of the Company’s Common Stock, (ii) each Director and Executive Officer and (iii) all Directors and Executive Officers, of the Company as group. Each of the persons named in the table has sole voting and investment power with respect to Common Stock beneficially owned:

	Common Stock
Name and Address of Beneficial Owner	Number	Percent of Class
Steven Bettinger Zane 9620 Bridgebrook Dr Boca Raton, FL 33496	1,000,000	33 1/3%

Jared Shaw C/O Steve Bettinger Zane 9620 Bridgebrook Dr Boca Raton, FL 33496	1,000,000	33 1/3%

Ivan Spinner C/O Steve Bettinger Zane 9620 Bridgebrook Dr Boca Raton, FL 33496	1,000,000	33 1/3%

Total	3,000,000	100%

CHANGES IN CONTROL

On April 2, 2007, the Purchaser entered into the Agreement with the Company, providing for the sale of 2,850,000 shares of the Company’s Common Stock, representing 95% of the issued and outstanding Common Stock of the Company to the Purchaser as of the Closing. Upon Closing, the purchase will result in a change of the Company’s management, board of directors and securities ownership. The following table sets forth the beneficial ownership of the Company effective upon the Closing.

	Common Stock
Name and Address of Beneficial Owner	Number	Percent of Class
Steven Bettinger Zane	50,000	1 2/3%
Jared Shaw	50,000	1 2/3%
Ivan Spinner	50,000	1 2/3%
Trinad	2,850,000	95%
Totals	3,000,000	100%

DIRECTORS AND OFFICERS

The following persons are the Directors and Executive Officers of the Company after the Closing:

Name	Age	Position

Robert Ellin.	41	Director, President and Chief Executive Officer
Jay A. Wolf	34	Director, Chief Operating Officer and Secretary
Charles Bentz.	43	Chief Financial Officer
Barry I. Regenstein	50	Director

Resume of Directors and Officers

Robert S. Ellin, 41, is a Managing Member of Trinad, which is a hedge fund dedicated to investing in micro-cap public companies, and has served as MPLC’s Chief Executive Officer and President and as a Director since October 24, 2006. Mr. Ellin currently sits on the board of Command Security Corporation (CMMD), ProLink Holdings Corporation (PLKH), U.S. Wireless Data, Inc. (USWI) and Mediavest, Inc (MVSI). Prior to joining Trinad Capital LP, Mr. Ellin was the founder and President of Atlantis Equities, Inc., a personal investment company. Founded in 1990, Atlantis has actively managed an investment portfolio of small capitalization public company as well as select private company investments. Mr. Ellin frequently played an active role in Atlantis investee companies including Board representation, management selection, corporate finance and other advisory services. Through Atlantis and related companies Mr. Ellin spearheaded investments into ThQ, Inc. (OTC:THQI), Grand Toys (OTC: GRIN), Forward Industries, Inc. (OTC: FORD) and completed a leveraged buyout of S&S Industries, Inc. where he also served as President from 1996 to 1998. Prior to founding Atlantis Equities, Mr. Ellin worked in Institutional Sales at LF Rothschild and prior to that he was the Manager of Retail Operations at Lombard Securities. Mr. Ellin received a Bachelor of Arts from Pace University.

Jay A. Wolf, 34, is a Managing Director of Trinad Capital LP and has served as MPLC’s Chief Financial Officer, Chief Operating Officer, and Secretary since October 24, 2006. Mr. Wolf currently sits on the board of Shells Seafood Restaurants (SHLL), ProLink Holdings Corporation (PLKH), StarVox Communications, Inc., Optio Software, Inc. (OPTO), U.S. Wireless Data, Inc. (USWI) and Mediavest, Inc. (MVSI). Mr. Wolf has ten years of investment and operations experience in a broad range of industries. Mr. Wolf's investment experience includes senior and subordinated debt, private equity, mergers & acquisitions and public equity investments. Prior to joining Trinad Capital LP, Mr. Wolf served as the Vice President of Corporate Development for a marketing communications firm where he was responsible for the company's acquisition program. Prior to that he worked at CCFL Ltd. a Toronto based merchant bank in the Senior Debt Department and subsequently for Trillium Growth Capital the firm's venture capital Fund. Mr. Wolf received a Bachelor of Arts from Dalhousie University.

Charles Bentz, 43, has 20 years of accounting and administrative experience in the asset management industry and is a Certified Public Accountant.  Prior to joining to joining Trinad, Mr. Bentz was a Vice President and the Controller of Fletcher Asset Management; Vice President, Controller and Head of Fund Administration & Compliance of the Reserve Funds; Vice President and  of Fund Administration & Compliance of BlackRock Inc.; Vice president and Controller of HHF Acquisition Corp. and Associate Vice President of Prudential Mutual Fund Management.  Mr. Bentz began his career at Deloitte & Touche, and holds a BS in Accounting from Villanova University.
_______________________
[1]	Messrs. Ellin and Wolf are managing members of Trinad and may be deemed to beneficially own the shares owned by Trinad.

Barry I. Regenstein, 50, is the President and Chief Financial Officer of Command Security Corporation. Trinad is a significant shareholder of Command Security Corporation and Mr. Regenstein has formerly served as a consultant for Trinad. Mr. Regenstein has over 28 years of experience with 23 years of such experience in the aviation services industry. Mr. Regenstein was formerly Senior Vice President and Chief Financial Officer of Globe Ground North America (previously Hudson General Corporation), and previously served as the Corporation’s Controller and as a Vice President. Prior to joining Hudson General Corporation in 1982, he had been with Coopers & Lybrand in Washington, D.C. since 1978. Mr. Regenstein currently sits of the boards of GTJ Co., Inc., ProLink Corporation (PLKH), U.S. Wireless Data, Inc. (USWI) and Mediavest, Inc. (MVSI).  Mr. Regenstein is a Certified Public Accountant and received his Bachelor of Science in Accounting from the University of Maryland and an M.S. in Taxation from Long Island University.

The business address of each of the directors and officers is c/o Trinad Capital Management, Ltd, 2121 Avenue of the Stars, Suite 2550, Los Angeles, California 90067.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceeding in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The Company may not, prior to any Corporate Event (as defined in the Agreement), award stock options and cash bonus to key employees, directors, officers and consultants under a stock option plan as bonus based on service and performance. No salaries are presently being taken by any officers or directors.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Dated: April 2, 2007.

ZANE ACQUISITION II, INC.

By:	/s/ Robert Ellin
Robert Ellin
Director and President